PROXY

The undersigned shareholder of TLC Vision Corporation (“TLC Vision”) hereby revokes the proxy dated March 5, 2008 granted by the undersigned to Stephen N. Joffe to attend, vote and act for and on behalf of the undersigned on all matters up to and including TLC Vision’s 2008 Annual Meeting of Shareholders.

Executed on the 7th day of May, 2007.

361,509	/s/ Heidi L. T. Joffe
Number of Common Shares	Heidi L. T. Joffe, as Trustee for the Trust F/B/O Heidi L. T. Joffe